SCHEDULE 13D
CUSIP No. 874038102		Page 1 of 17

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Woods Investment Company, Ltd.**

(Name of Issuer)

Common Shares, no par value

Special Shares, no par value

(Title of Class of Securities)

(CUSIP Number)***

March 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

Issuer is the successor registrant to Taiwan Liposome Company, Ltd. in connection with a share swap transaction between the two companies. Under Rule 12g-3(a), series B-1 special shares of the Registrant (the “Special Shares”) and the common shares of the Issuer into which the Special Shares are convertible (the “Common Shares”) were deemed to be registered under Section 12(g) of the Exchange Act. On January 27, 2022, the Issuer filed a certification and notice on Form 15 to deregister the Special Shares and Common Shares from Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act.

***	The CUSIP number of the American depositary shares (“ADSs”) of the predecessor registrant was 874038102. All ADSs have been cancelled.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 874038102		Page 2 of 17

(1)	Names of reporting persons TLC Biosciences Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) 00
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 73,505,885 Common Shares
	(8)	Shared voting power
	(9)	Sole dispositive power 73,505,885 Common Shares
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D
CUSIP No. 874038102		Page 3 of 17

(1)	Names of reporting persons Sea Crest Holding Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) 00
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 73,505,885 Common Shares
	(8)	Shared voting power
	(9)	Sole dispositive power 73,505,885 Common Shares
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D
CUSIP No. 874038102		Page 4 of 17

(1)	Names of reporting persons Teal Sea Holding Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) HC

SCHEDULE 13D
CUSIP No. 874038102		Page 5 of 17

(1)	Names of reporting persons Chang-Hai Lin*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

*	Mr. Lin is the spouse of Ms. Yu-Hua Lin, another Reporting Person in this joint filing.

SCHEDULE 13D
CUSIP No. 874038102		Page 6 of 17

(1)	Names of reporting persons Yu-Hua Lin*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

*	The spouse of Ms. Lin is Mr. Chang-Hai Lin, another Reporting Person in this joint filing.

SCHEDULE 13D
CUSIP No. 874038102		Page 7 of 17

(1)	Names of reporting persons Chin-Pen Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 874038102		Page 8 of 17

(1)	Names of reporting persons Tai-Ping Wu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 874038102		Page 9 of 17

(1)	Names of reporting persons Cheng-Hsien Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 874038102		Page 10 of 17

(1)	Names of reporting persons Chin-Nu Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 874038102		Page 11 of 17

(1)	Names of reporting persons Tien-Huo Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 874038102		Page 12 of 17

(1)	Names of reporting persons Yan-Huei Lin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 874038102		Page 13 of 17

(1)	Names of reporting persons Keelung Hong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 874038102		Page 14 of 17

(1)	Names of reporting persons George Yeh
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of China (Taiwan)

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 73,505,885 Common Shares
	(9)	Sole dispositive power
	(10)	Shared dispositive power 73,505,885 Common Shares

(11)	Aggregate amount beneficially owned by each reporting person 73,505,885 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 100%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D
CUSIP No. 874038102		Page 15 of 17

EXPLANATORY NOTE

Reference is hereby made to the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2021 (as amended on August 20, 2021, October 20, 2021 and November 11, 2021, January 7, 2022, and February 17, 2022 the “Schedule 13D”) with respect to the common shares, no par value, and series B-1 shares, no par value, of the Issuer (the “Common Shares”) and the common shares and ADSs of Taiwan Liposome Company, Ltd., the Issuer’s predecessor registrant (“TLC”). As a result of the Restructuring previously disclosed in the Schedule 13D, TLC is now wholly owned by TLC Biosciences Corp., a Cayman Islands company (“TLC Biosciences”), with the Issuer being the intermediate holding company.

The purpose of this Amendment is to disclose an arrangement made by the Reporting Persons in respect of the Common Shares subsequent to the most recent filing of the Schedule 13D (the “Previous Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Previous Schedule 13D.

Except as amended and supplemented in this Amendment, the information set forth in the Schedule 13D remains unchanged.

Item 6: Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Item 3 of the Schedule 13D is hereby supplemented as follows:

On March 1, 2022, Teal Sea, one of the Reporting Persons, issued a second exchangeable note in the principal amount of USD 20,199,454 to PAG (the “Second Note”) to finance the operations of TLC. The Second Note shared in the same collateral as the Note previously disclosed in the Schedule 13D. On or around March 1, 2022, TLC Biosciences provided additional collateral to PAG to support the repayment obligations under the Note and the Second Note. The additional collateral included 58,394,534 Common Shares of the Issuer, representing 100% of the Common Shares issued and outstanding and 100% of the total voting power in the Issuer. Unless an event of default under either the Note or the Second Note occurs, PAG will not have voting rights in the collateral, nor the power to dispose of the collateral.

Item 7: Material to be Filed as Exhibits

Item 7 of the Previous Schedule 13D is hereby supplemented as follows:

The following exhibit is being filed under this Statement:

Exhibit 99.1	Joint Filing Agreement, dated March 7, 2022, by and among the Reporting Persons.

Exhibit 99.2	Exchangeable Note

SCHEDULE 13D
CUSIP No. 874038102		Page 16 of 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2022

TLC Biosciences Corp.

By:	/s/ George Yeh
Name: George Yeh
Title: Director

Teal Sea Holding Corp.

By:	/s/ George Yeh
Name: George Yeh
Title: Director

Sea Crest Holding Corp.

By:	/s/ George Yeh
Name: George Yeh
Title: Director

Chang-Hai Lin

/s/ Chang-Hai Lin

Yu-Hua Lin

/s/ Yu-Hua Lin

Chin-Pen Lin

/s/ Chin-Pen Lin

Tai-Ping Wu

/s/ Tai-Ping Wu

Cheng-Hsien Lin

/s/ Cheng-Hsien Lin

Chin-Nu Lin

/s/ Chin-Nu Lin

Tien-Huo Chen

/s/ Tien-Huo Chen

SCHEDULE 13D
CUSIP No. 874038102		Page 17 of 17

Yan-Huei Lin

/s/ Yan-Huei Lin

Keelung Hong

/s/ Keelung Hong

George Yeh

/s/ George Yeh